EXHIBIT 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 23, 2024, Markel Group Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common shares, no par value.

DESCRIPTION OF COMMON SHARES

The following summary description of securities does not purport to be complete and is qualified in its entirety by reference to, and should be read together with, our articles of incorporation, our bylaws, and applicable provisions of Virginia law.

Authorized Shares

Our authorized capital consists of 50,000,000 common shares, no par value, and 10,000,000 preferred shares, no par value.

Common Shares

Our common shares are listed on the New York Stock Exchange under the symbol “MKL.”

Each holder of our common shares is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders’ meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares voting on the matter at the meeting generally is required for shareholder approval. However, approval is required by the affirmative vote of more than two-thirds of all shares entitled to vote, whether or not represented at the meeting, in the case of major corporate actions, such as:

•a merger;

•a share exchange;

•the dissolution of the Company;

•an amendment to our articles of incorporation; or

•the sale of all or substantially all of our assets.

These provisions, together with our ability to issue preferred shares with disproportionately high voting power could be used in, or have the effect of, preventing or deterring a party from gaining control of the Company, whether or not beneficial to public shareholders, and could discourage tactics that involve an actual or threatened change of control of the Company.

Subject to the rights of any holders of our preferred shares, the holders of common shares are entitled to receive dividends when, as, and if declared by the board of directors out of funds legally available for that purpose and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to common shares. All common shares outstanding upon the consummation of any offering will be legally issued, fully paid and nonassessable.

Our transfer agent and registrar for common shares is Equiniti Trust Company, LLC.

Preferred Shares

Our preferred shares are issuable in one or more series from time to time at the direction of the board of directors. The board of directors is authorized, with respect to each series, to fix its:

•designation;

•relative rights, including voting, dividend, conversion, sinking fund and redemption rights;

•preferences, including with respect to dividends and on liquidation; and

•limitations.

The board of directors, without shareholder approval, can issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares. This right of issuance could be used as a method of preventing a party from gaining control of us. All preferred shares outstanding upon the consummation of any offering will be legally issued, fully paid and nonassessable.

In May 2020, we issued 600,000 6.00% Fixed-Rate Reset Non-Cumulative Series A preferred shares, with no par value and a liquidation preference of $1,000 per share. Certain terms of the Series A preferred shares are described below and the full terms of the Series A preferred shares are set forth in Article IVA of our articles of incorporation.

The Series A preferred shares are not convertible into, or exchangeable for, our common shares or any other class or series of shares or other securities of the Company. The Series A preferred shares have no stated maturity and are not subject to any sinking fund, retirement fund or purchase fund or other obligation of the Company to redeem, repurchase or retire the Series A preferred shares.

We have the option to redeem the Series A preferred shares: (a) in whole but not in part, at any time, within 90 days after the occurrence of a “rating agency event,” at $1,020 per Series A preferred share, plus accrued and unpaid dividends, (b) in whole but not in part, at any time, within 90 days after the occurrence of a “regulatory capital event” at $1,000 per Series A preferred share, plus accrued and unpaid dividends, or (c) in whole or in part, on June 1, 2025, or every fifth anniversary of that date, at $1,000 per Series A preferred share, plus accrued and unpaid dividends. A “rating agency event” means that any nationally recognized statistical rating organization that publishes a rating for the Company amends, clarifies or changes the criteria it uses to assign equity credit to securities like the Series A preferred shares, which results in shortening the length of time that the Series A preferred shares are assigned a particular level of equity credit or in the lowering of the equity credit assigned to the preferred shares. A “regulatory capital event” means that the Company becomes subject to capital adequacy supervision by a capital regulator and determines that, under such capital adequacy guidelines, the liquidation preference amount of the Series A preferred shares would not qualify as capital.

The Series A preferred shares rank senior to our common shares with respect to the payment of dividends and liquidation rights. Holders of the Series A preferred shares will be entitled to receive non-cumulative cash dividends, when, as and if declared by the board of directors, from the original issue date, semi-annually in arrears on the first day of June and December of each year. The Company accrues dividends when they are declared by the board of directors. To the extent declared, these dividends will accrue, on the liquidation preference of $1,000 per share, at a fixed annual rate of 6.00% from the original issue date to June 1, 2025. After June 1, 2025, the dividend rate will reset every five years and accrue at an annual rate equal to the five-year U.S. Treasury Rate as of two business days prior to the reset date, plus 5.662%. Dividends will not be cumulative and will not be mandatory. Accordingly, if dividends are not declared for any dividend period, then dividends for that that dividend period will cease to accrue and will not be payable. If any Series A preferred shares remain outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all outstanding Series A preferred shares have been paid, we may not (i) declare or pay a dividend on our common shares or (ii) purchase, redeem or otherwise acquire for consideration any common shares, subject to certain exceptions.

Holders of the Series A preferred shares have no voting rights, except with respect to certain fundamental changes in the terms of the Series A preferred shares, in the case of certain dividend non-payments and as otherwise required by applicable law. If dividends on the Series A preferred shares are not declared and paid for three dividend periods, whether or not for consecutive dividend periods, holders of the outstanding Series A preferred shares will be entitled, subject to certain terms and limitations, to vote for the election of two additional directors.

Voting Rights with Respect to Extraordinary Corporate Transactions

Under Virginia law, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business, if the proposed transaction is approved by more than two-thirds of all of the votes entitled to be cast on that matter. A merger or share exchange plan must be approved by each voting group entitled to vote separately on the plan by more than two-thirds of all the votes entitled to be cast on the plan by that voting group. The articles of incorporation may provide for a greater or lesser vote, but not less than a majority of all the votes cast on the transaction by each voting group entitled to vote on the transaction. Our articles of incorporation do not provide for a greater or lesser vote.

Anti-takeover Statutes

Virginia law, except as to companies that elect not to be covered, prohibits the following transactions between a Virginia corporation and any “interested shareholder”:

•mergers and statutory share exchanges;

•material dispositions of corporate assets not in the ordinary course of business;

•any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•any reclassification, including a reverse stock split, recapitalization or merger of the corporation with its subsidiaries that increases the percentage of voting shares beneficially owned by an interested shareholder by more than 5%.

An interested shareholder of a corporation is, among others, a person who is, or an affiliate or associate of the corporation who was within three years of the transaction, a beneficial owner of more than 10% of any class of the outstanding voting shares of the corporation unless a majority of disinterested directors approved the acquisition of shares making a person an interested shareholder. Unless the affiliated transaction comes within an applicable exemption, an affiliated transaction in the three years after a person becomes an interested shareholder must be approved by the affirmative vote of a majority of the disinterested directors and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. After three years, an affiliated transaction must be approved by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder, unless the affiliated transaction is approved by a majority of the disinterested directors or meets “fair price” criteria. We have not made an election not to be covered by these provisions of the Virginia law.

Under Virginia law, voting rights for “control shares” must be approved by a corporation’s shareholders, not including the shares held by the acquiring person, unless at the time of any control share acquisition the articles of incorporation or bylaws of the corporation provide that this provision does not apply to acquisitions of its shares. “Control shares” are shares whose acquisition entitles the acquiror to between 1/5 and 1/3, between 1/3 and 1/2, or greater than 1/2 of a corporation’s voting power. If a shareholder has acquired control shares with a majority of all voting power and these shares have been given voting rights, all other shareholders have dissenters’ rights. Virginia law exempts from these provisions acquisitions where the corporation is a party to the governing agreement. We have not made any election not to be governed by these provisions of Virginia law. Our board of directors can elect not to be governed by these provisions at any time before four days after receipt of a control share acquisition notice.

Insurance Holding Company Regulations on Change of Control

We are regulated as an insurance holding company and are subject to state and foreign laws that restrict the ability of any person to obtain control of an insurance holding company without prior regulatory approval. Without this approval or an exemption, no person may acquire, or seek to acquire, any voting security of an insurance holding company that controls an insurance subsidiary, or merge with the holding company if, as a result, the person would obtain control of the holding company. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is usually presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Directors’ Duties

Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees, if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonable or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Advance Notice of Shareholder Business and Nominations

Our bylaws provide that shareholders seeking to make a proposal or nominate a director at an annual meeting of shareholders (other than a proposal or nomination of a director to be included in the Company’s proxy materials pursuant to our “proxy access” bylaw) must give notice in writing of the proposal or nomination to the Secretary of the Company, by registered or certified United States mail, at our principal executive offices, not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting, unless the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, in which case notice must be given not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the date on which the Company first publicly announces the date of such meeting, whichever is later. Our bylaws also specify certain requirements for the notice. These provisions may preclude shareholders from making a proposal or nominating a director at an annual meeting of shareholders.

Proxy Access for Board of Director Nominations

Our bylaws provide shareholders with “proxy access,” which permits a shareholder (or a group of up to 20 shareholders) holding at least 3% of our outstanding common shares continuously for at least three years to nominate and include director nominees (up to the greater of two individuals or 20% of the number of directors in office as of the last day on which notice of such nomination(s) may be given) in the Company’s proxy materials. Any eligible shareholder, or group of shareholders, wishing to nominate and include director nominees in the Company’s proxy materials must give notice in writing of the proposed nomination(s), along with certain nomination materials, to the Secretary of the Company, by registered or certified United States mail, at our principal executive offices, not later than the close of business on 120th day nor earlier than the close of business on the 150th day prior to the anniversary date of the immediately preceding mailing date for the notice of annual meeting of shareholders. Our bylaws also specify certain requirements for the notice, nominee(s) and accompanying nomination materials. These provisions may preclude certain shareholders from nominating director nominees, or certain director nominees from being properly nominated, in each case pursuant to our proxy access provisions.